Exhibit 99.2

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Minutes Book

Minutes of the Fiscal Council’s Meeting

held on March 25, 2024

Date, Time, and Place: March 25, 2024, at 2 p.m., at the headquarters of JBS S.A. (“Company”), located at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100, in the City and State of São Paulo.

Call Notice: Emailed to the Fiscal Council members, under Article 12 of the Fiscal Council Charter.

Attendance: All Fiscal Council members were present, namely, Messrs. Adrian Lima da Hora, José Paulo da Silva Filho, Demetrius Nichele Macei, Orlando Octávio de Freitas Junior, and Ms. Patricia da Silva Barros, thereby reaching the necessary quorum for the meeting to be installed.

Messrs. Guilherme Cavalcanti, Global CFO and Investor Relations Officer, Eliseo Santiago Perez Fernandez, Chief Administrative and Control Officer, Agnaldo dos Santos Moreira Jr., Accounting Officer, and Ms. Louise da Silva Maximo, Accounting Manager, all Company employees, also attended the meeting. The meeting was also attended by Messrs. Fabian Junqueira, Lead Audit Partner and Global Partner for the JBS account, and Rafael Santos, Managing Partner, representatives of KPMG Auditores Independentes Ltda. (“KPMG”).

Presiding: Adrian Lima da Hora, Chair; and Milena Hitomi Yanagisawa, Secretary.

Agenda: (i) presentation of the market and operations overview of the Company and its subsidiaries in the fiscal year ended December 31, 2023; (ii) discussion with representatives of KPMG regarding the Independent Auditors Report on Company’s parent company and consolidated financial statements for the fiscal year ended December 31, 2023 (“Auditor’s Report”); (iii) analysis, discussion, and resolution of the financial statements accompanied by the Company’s Independent Auditor’s Report for the fiscal year ended December 31, 2023 (“Financial Statements”) and the Company’s Management Report (“Management Report”); (iv) discussion and resolution regarding the proposal for the allocation of the results for the fiscal year ended December 31, 2023; and (v) discussion and resolution on the Fiscal Council’s opinion regarding the Financial Statements.

Resolutions:

(i) Mr. Guilherme Cavalcanti presented to the Fiscal Council members an overview of the operations of the Company and its subsidiaries for the fiscal year ended December 31, 2023.

The Fiscal Council members asked questions, which were answered by Mr. Guilherme Cavalcanti.

(ii) Following the presentation, the Fiscal Council members discussed with the accounting area their remarks and considerations concerning their previous analysis of the Financial Statements, the Management Report, and the Auditor’s Report, whose copies were made available on the Diligent portal before the meeting. Moreover, the Fiscal Council members asked questions related to said documents, which were clarified by Messrs. Eliseo Santiago Perez Fernandez, Agnaldo dos Santos Moreira Jr., and Ms. Louise Maximo;

(iii) In addition to analyzing the Financial Statements, Messrs. Fabian Junqueira and Rafael Santos informed that, during their independent audit work, there were no deviations and/or incidents, and the work proceeded normally without any relevant fact or information subject to recommendation. Messrs. Fabian Junqueira and Rafael Santos also informed that (a) there were no significant changes for the Company in accounting practices, estimates, or judgments; (b) there were no identifications or occurrences brought to the attention of the independent auditors during the audit; (c) there were no globally identified matters that could impact the professional independence of the independent auditors; (d) they had access to all requested information; and (e) no material adjustments were identified upon the completion of the independent audit work. They presented the key audit matters considered when planning the audit work and how they were addressed, including consideration of the company’s control environment, evaluation and non-identification of events or identifications of fraud or errors, and the review of work conducted by other auditors. Consequently, KPMG issued an unqualified Auditor’s Report.

(iv) Following the discussions and reports on the aforementioned facts, the Fiscal Council members record that, in the exercise of their legal and statutory duties, they examined the Financial Statements for 2023, to be analyzed by the Company’s Board of Directors. Based on this examination, they deliberated that after the manifestation of the Board and Management regarding the Financial Statements and the issue of the Independent Auditor’s Opinion, they will issue their opinion declaring that (a) they examined the Management Report and the Financial Statements, including the proposal for the allocation of the results for the year ended December 31, 2023; (b) based on the review by the Fiscal Council members and the information and clarifications received during the year, and considering the unqualified Auditor’s Report on the Financial Statements, issued today, the Fiscal Council understands that said documents can be sent for approval by the General Shareholders’ Meeting; and

(v) Finally, the Fiscal Council members approved the Fiscal Council’s Opinion on the Financial Statements and stated that they had nothing to include in the proposal for the allocation of the result for the fiscal year ended December 31, 2023.

Minutes in Summary Form: The Fiscal Council authorized the drawing up of these minutes in the summary form and their publication by omitting the signatures, under paragraphs 1 and 2 of Article 130 of Brazilian Corporate Law.

Closure: There being no further business to address, the Chair offered the floor to anyone who intended to speak and, as no one did, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved, and signed by all attendees.

São Paulo, March 25, 2024.

Adrian Lima da Hora	Milena Hitomi Yanagisawa
Chair	Secretary

Attending Fiscal Council Members:

Adrian Lima da Hora	José Paulo da Silva Filho

Demetrius Nichele Macei	Orlando Octávio de Freitas Junior

Patricia da Silva Barros

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